EXHIBIT 21.1

Subsidiaries of Rand Capital Corporation

Subsidiary	Jurisdiction Of Corporation
Rand BMP Swanson Hold Co., LLC	New York
Rand Capital Sub LLC	New York
Rand Carolina Skiff Holdings Corp.	New York
Rand DSD Holdings Corp.	New York
Rand Filterworks Holdings Corp.	New York
Rand ITA Holdings Corp.	New York
Rand Somerset Holdings Corp.	New York